UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 18)*

                   Under the Securities Exchange Act of 1934

                              PATHFINDER BANCORP, INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  70320A 10 3
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 13, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provis